FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                            For the month of May 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

'Opposition to MVA Patent'


Acambis and Baxter file oppositions to European MVA patent


Cambridge, UK and Cambridge, Massachusetts - 19 May 2006 - Acambis plc (Acambis)
(LSE: ACM, NASDAQ: ACAM) announces that it has filed an opposition to European
Patent No. 1 335 987 issued to Bavarian Nordic A/S (Bavarian Nordic) on 28
December 2005 by the European Patent Office.

The patent relates to Bavarian Nordic's MVA technology, MVA-BN(R). MVA is an attenuated smallpox vaccine, Modified Vaccinia Ankara, that has been used in Europe since the late 1970s. Acambis opposes the patent on the grounds that the patent is invalid. Acambis' partner, Baxter Healthcare SA, which manufactures
Acambis' MVA vaccine, MVA3000, in Austria, has also filed an opposition to the European patent on the grounds that the patent is invalid.

Acambis is bidding for a US Government contract to supply an emergency-use stockpile of MVA.

Gordon Cameron, Chief Executive Officer of Acambis, commented:

"We strongly believe that the patent awarded to Bavarian Nordic in Europe is invalid. This belief is supported by evidence presented at the International
Trade  Commission  hearing  held over the last two weeks in relation to Bavarian
Nordic's US patent for MVA-BN(R). Filing this opposition is part of our strategy vigorously to defend our freedom to operate in the MVA field, which we will defend in whatever forum necessary."


                                     -ends-
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


Enquiries:


Acambis plc


Gordon Cameron, Chief Executive Officer:    Tel +1 (617) 761 4200

David Lawrence, Chief Financial Officer:    Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and IR:  Tel +44 (0) 1223 275 300


Financial Dynamics

David Yates/Anna Keeble:                    Tel +44 (0) 20 7831 3113


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 19 May 2006                      ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.